NO ACT

PE
3-6-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

09038766

Received SEC

MAR 17 2009

Washington, DC 20549

March 17, 2009

Dan Koeppel
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-09

Re: Citigroup Inc.
Incoming letter dated March 6, 2009

Dear Mr. Koeppel:

This is in response to your letter dated March 6, 2009. In that letter, you requested that the Commission review the Division of Corporation Finance's February 3, 2009 no-action letter regarding the shareholder proposal submitted to Citi by the Central Laborers' Pension Fund. We have also received a letter from Citi dated March 16, 2009.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Shelley Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

March 16, 2009

Office Of Chief Counsel
Division of Corporation Finance
Securities And Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Proponent's Request for Reconsideration of Citigroup Inc. (avail. Feb. 3, 2009)

Dear Sir or Madam:

In a letter dated March 6, 2009 (the "Request"), the Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent") requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") submit to the full Commission for review the Staff's decision to grant the no-action relief provided in Citigroup Inc. (avail. Feb. 3, 2009) (the "No-Action Letter") (attached hereto as Exhibit A). The No-Action Letter concerned a stockholder proposal submitted by the Proponent to Citigroup Inc. (the "Company") requesting that the Company's Board of Directors initiate a process to amend the Company's Corporate Governance Guidelines to adopt and disclose a detailed CEO succession planning policy (the "Proposal").

We do not believe that review by the Commission of the No-Action Letter is warranted. If the Commission were to review the No-Action Letter, we believe it should affirm the decision of the Staff granting no-action relief under rule 14a-8(i)(7) of the Exchange Act of 1934, as amended, the "ordinary business" exception. We also do not believe that the Staff should reconsider the position taken in the No-Action Letter. We believe, and the Staff has agreed, that the development, implementation and disclosure of a company's CEO succession planning policy fall squarely within this exception. The Proponent's Request contains no new arguments regarding the substance of the Proposal. As a result, we have not repeated in this letter the reasons set forth in our December 19, 2008 request for no-action relief as to why the Proposal may properly be omitted from the Company's 2009 proxy materials (contained in Exhibit A).

This letter focuses instead on the standard set for review by the Commission. 17 CFR Section 202.1(d) provides that the Staff may present issues to the Commission for review "which involve matters of substantial importance and where the issues are novel or highly complex." We believe that the issues addressed in the No-Action Letter do not in any respect meet this standard.

Although dismissed by the Proponent as not "useful precedent", the Staff has issued several no-action decisions under rule 14a-8(i)(7) with respect to substantially similar (and in some cases identical) proposals sent to companies by the Proponent and other shareholders (see, e.g., American Capital, Ltd (avail. Feb. 5, 2009), Whole Foods Market, Inc. (avail. Nov. 25, 2008), Merrill Lynch & Co. Inc. (avail. Feb. 12, 2008), Verizon Communications Inc. (avail. Feb. 12, 2008), Bank of America Corporation (avail. Jan. 4, 2008) and Toll Brothers, Inc. (avail. Jan. 2, 2008)). The Staff has clearly and recently been provided multiple opportunities to consider the issues raised by the Proposal and has consistently taken the same position. The Staff has recognized that while succession planning is an important subject for a company's board and management, the Proposal does not raise any significant policy issues or other matters of substantial importance such that the Commission's review should be sought. Other than a few quotes from the financial media (some of which are self-serving, none of which are new and all of which predate the Proposal and the No-Action Letter), trying without support to tie the current economic crisis to a failure of CEO succession planning, the Proponent's Request does not provide any support for such a claim.

In addition, the Proposal does not raise any "novel or highly complex" issues. Every major US public company faces the issue of CEO succession planning and each board of directors addresses it as it sees fit in light of its state law duties to shareholders. The Proponent attempts to create a false dichotomy between management and the board of directors with respect to the application of the "ordinary business" exception. It posits that the resolution of this divide with respect to the matter of CEO succession planning presents a novel issue. First, we do not believe that the Commission recognizes such a split. In the adopting release amending rule 14a-8, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management ***and the board of directors***, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (emphasis added). Second, as noted by the Proponent itself in the Request, the Company has already lodged responsibility for this issue in its Board of Directors as set forth in the Company's Corporate Governance Principles.

With respect to matters of disclosure, such decisions are also made in the ordinary course subject to the rules of the Commission and stock exchanges, all of which have been recently and thoroughly overhauled to focus attention on corporate governance issues of substantial importance. The Company is in fact voluntarily providing more disclosure regarding its CEO succession planning policy and procedures in its 2009 proxy statement than it had in the past.

Lastly, the Proponent had the opportunity to make its case through the no-action letter process. The Request adds nothing new on the substance of the Proposal and provides no basis for the assertion that the Proposal meets the standard for Commission review. Moreover, the No-Action Letter was issued on February 3, 2009. The Proponent waited until March 6, 2009, to send the Request to the Staff.

For all of these reasons, we respectfully request that the Staff not submit the No-Action Letter to the Commission for review or, if it should, that the Commission affirm the Staff's decision in the No-Action Letter, and that the Staff not reconsider its position in the No-Action Letter. We also very respectfully request that this matter be drawn to a close as quickly as possible so that the Company may file and distribute its proxy statement on schedule.

We would be pleased to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at 212-793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 • JACKSONVILLE, IL 62651 • (217) 243-8521 • FAX (217) 245-1293

March 6, 2009

Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Submission of the Staff No-Action Letter to Citigroup, Inc. (Feb. 3, 2009) to the Full Commission for Review

Dear Sir or Madam:

On February 3, 2009, the Division of Corporation Finance staff ("Staff") issued a no-action letter ("No-Action Letter") to Citigroup Inc.("Citigroup" or "Company") advising that the Staff would not recommend enforcement action to the Securities and Exchange Commission ("Commission") if the Company omits from its proxy statement for its 2009 annual meeting a shareholder proposal ("Proposal") submitted by the Central Laborers' Pension, Welfare & Annuity Funds ("Fund") pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended ("Exchange Act"). We respectfully request that the Division of Corporation Finance submit the Staff decision to the full Commission for review.

Basis of the Request for Commission Review

The Proposal submitted by the Fund requests that Citigroup's Board of Directors initiate a process to amend the Company's Corporate Governance Guidelines to adopt and disclose a detailed CEO succession planning policy. The Company prevailed before the Staff with its argument that matters relating to CEO succession planning are "core management functions that fall squarely within management's day-to-day operation of the Company." In advising the Company that it will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials, the Staff stated: "There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(i)(7), as relating to Citi's ordinary business operations (i.e., the termination, hiring, or promotion of employees)."

Pursuant to Section 202.1(d) of the SEC Rules of Practice, the Commission may review issues "which involve matters of substantial importance and where the issues are novel or highly complex." We believe that the issuance of the No-Action Letter, which allows exclusion of the shareholder proposal regarding CEO succession planning on ordinary business grounds, involves a matter of substantial importance to all shareholders and meets the standard for Commission review.

Citigroup's History of "Flawed" Succession Planning and Other Extraordinary Challenges Facing the Company

Reviewing recent history at Citigroup yields a perspective that demonstrates the Company fails to prove the Fund's succession planning proposal is a matter of ordinary business. In a *Financial Times* article dated May 22, 2008, it was reported that

> Sandy Weil, Citigroup's former chairman and chief executive, has acknowledged that the planning that led to the choice of Chuck Prince as his successor in 2003 was flawed and turned out not to be the 'right thing' for the company.

Business Week recently published a story entitled "An Embarrassment of Succession Fiascoes: The Main cause of the messes at Citigroup and Merrill Lynch is their boards' failures to develop authentic leaders and succession plans" (Nov. 29, 2007). This article posed the questions:

> What were the boards of Citigroup and Merrill Lynch doing all this time? How often did they take a hard look at the leadership below Chuck Prince and Stan O'Neal to develop successors? Did they monitor the CEOs' performances closely enough to know what was going on and understand the risks of not having succession plans?

Citigroup shareholders have lost tens of billions of dollars of their investment in the Company. The Fund and other shareholders have good reason to lack confidence in the Company and fear that the remainder of our investment is at risk. Just in the past week, the *Financial Times* reported that "Fears of a nationalization of Citigroup and Bank of America shook global markets yesterday, sending shares in the troubled banks tumbling and dragging down the entire financial sector." "Fears rock markets over state ownership," February 21, 2009. The *Wall Street Journal* asked "Is this Citigroup rally one that investors can finally believe in?" "Government Rebuilds a Lost Citi," February 24, 2009. The *Journal* report continued:

> It depends on how the government ends up converting its large preferred stake in the bank to common stock. In a joint statement Monday, the Treasury and regulators said banks shouldn't be owned by the government, and should have a high-quality capital base.
>
> Such a move would strengthen tangible common equity, or TCE, a measure of capital strength. Federal officials are considering such a swap at Citi, whose shares leaped 9.7% Monday. [to $2.14!]
>
> However, there would be hard choices. Assume the government wants a maximum stake of 40% in Citi's common equity. Citi has 5.92 billion shares outstanding, on a diluted basis, so the government would need to add about 3.95 billion shares for a 40% holding. . . .
>
> If putting Citi's TCE worries to rest once and for all is the government's aim, it has two options: Owning more than half Citi or paying a big premium.

The *New York Times* ran an article on February 24, 2009, entitled "3rd Rescue Would Give U.S. 40% of Citigroup" that reported:

> Nationalization, at least a partial one, seems inevitable for Citigroup. As Washington prepares to tighten its grip on the struggling company, the implications – for the troubled financial giant and the rest of the industry – are starting to sink in.
>
> Under a plan federal regulations were discussing on Monday, the government may end up owning as much as 40 percent of Citigroup, which has already grabbed two multibillion-dollar lifelines from Washington. . . .
>
> 'What is the big deal?' said Charles R. Geisst, a financial historian. 'They are wards of the state anyway.'
>
> . . . .
>
> A big question is whether the government will press to replace Vikram S. Pandit, Citigroup's chief executive. Citigroup insiders insist that Mr. Pandit, who inherited many of the problems at the company when he became chief executive in late 2007, has the government's backing. Analysts say it would be hard to find someone willing to take his job.

Finally, on February 28, 2009, the *New York Times* reported in an article entitled "U.S. Agrees to Raise Its Stake in Citigroup" that the U.S. federal government will increase it stake in Citigroup to 36 percent. The article noted:

> In its most daring bid to stabilize Citigroup, one of the nation's largest and most troubled financial institutions, the Treasury Department announced on Friday that it would vastly increase its ownership of the struggling company.
>
> After two multibillion-dollar lifelines failed to shore up Citigroup, the government will increase its stake to 36 percent, from 8 percent.
>
> The chief executive, Vikram S. Pandit, will remain, but Citigroup will shake up its board so that it has a majority of new independent directors, a move that federal regulators had been pursuing.
>
> . . . .
>
> [T]he deal will severely dilute Citigroup's existing shareholders, who will now hold 26 percent of the bank's outstanding shares.

In sum, today's events demonstrate conclusively that the issue of determining CEO succession is not a matter of ordinary business. Ten years ago a share of Citigroup traded at $27.71; five years ago at $49.84; two years ago at $53.77; and at the close on February 27, 2009, a share was $1.57, a 36 percent decline from just one day earlier. Citigroup has had three CEOs plus interim CEOs in roughly the last five years. The news is dominated by questions about whether Citigroup, among other banks, will be nationalized and, if so, whether that will lead to the replacement of the current CEO. Sandy Weil, the person most associated with Citigroup's rise, has publicly stated that the CEO succession process was "flawed" and "turned out not to be the right thing for the Company." The federal government is Citigroup's largest shareholder and the rest of the shareholders have every reason to seek accountability from the board of directors by learning what plans it has regarding CEO succession.

In the face of this history and these challenging times, the Fund submitted a modest proposal: [T]hat the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy. The Company relied on Rule 14a-8(i)(7) to argue that this was a matter of ordinary business, no more than "the hiring and retention of employees." The Staff concurred, finding that the proposal "relat[ed] to Citi's ordinary business operations (i.e., the termination, hiring, or promotion of employees)." We respectfully submit that there is nothing about the Fund's proposal or the challenges facing Citigroup or other companies that represent matters of "ordinary business."

The Fund's Proposal Involved a Matter of Substantial Importance

The Fund must first demonstrate that the Proposal involves a matter of substantial importance to justify our request for review. Clearly, the challenges facing Citigroup are unprecedented and historic. No issue is arguably more important than who will guide the Company during these times. Moreover, while these challenges are pronounced at Citigroup, the issue of CEO succession planning is critically important at all publicly-traded companies.

The National Association of Corporate Directors in collaboration with Mercer Delta Consulting, LLC, issued a report entitled "The Role of the Board in CEO Succession: A Best Practices Study." This study stated:

> Clearly, boards are thinking and behaving differently when it comes to CEO succession. The directors interviewed for this study explicitly said that succession has become the board's top concern. 'A board's biggest responsibility is succession planning,' said a director of a large technology firm who serves on several boards. 'It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future.

The HayGroup published a report entitled "What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management" in 2007. Regarding CEO succession, the report noted:

- One of the most critical functions of a board of directors is selection of the CEO.

- Increased turnover in CEO positions in companies worldwide in recent years illustrates that effective succession planning has become an ever more important concern.

The Corporate Library, a well-respected corporate governance research firm, released a Commentary entitled "CEO Succession Planning: Quelling Market Uncertainty" last spring. It stated in part:

> While the disclosure of executive succession planning is not SEC-regulated, increasing media scrutiny of the comings and goings of corporate CEOs would suggest the benefit of maintaining clear and stable management succession in a time of market turmoil and uncertainty. It would be a mistake to underestimate the overall effect of shareholder confidence on a company's short- and long-term stock value and, as we have seen, having the right successor in place can have a dramatic effect on that confidence.

In a recent article in *Directors Monthly*, a publication of the National Association of Corporate Directors ("NACD"), "The Role of the Board in CEO Succession," Sept. 2006, it was stated. "Marking a dramatic shift in the perceived balance of power between CEOs and boards, half the directors in a new study said the board, not the CEO, should drive the CEO succession process."

Even though Citigroup prevailed in its argument that succession planning is a core management function, the Company acknowledged that it is really a matter of board responsibility. The Company stated in its no-action request that

> Ensuring that a corporation is prepared for the planned or unplanned departure of its CEO is a fundamental duty of the Board of Directors, because the role of the CEO is critical to the success of a corporation's day-to-day business operations, as well as its long-term business strategy.

The Company's Corporate Governance Principles provide in pertinent part:

> **Succession Planning** The Nomination and Governance Committee, or a subcommittee thereof, shall make an annual report to the Board on succession planning. The entire Board shall work with the Nomination and Governance Committee, or a subcommittee thereof, to nominate and evaluate potential successors to the CEO.

Clearly, succession planning is a matter of substantial importance.

The Proposal Presents a Novel Issue

The Fund must also demonstrate that the Proposal presents an issue that is novel or highly complex. The Proposal provides in pertinent part:

> Resolved: That the shareholders of Citigroup, Inc. hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate

Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

The Proposal raises the novel issue whether the board should be accountable to shareholders to incorporate certain best practices into its CEO succession planning process and then report to shareholders on its succession plan. As noted above, CEO succession planning is changing. No longer is a company's CEO considered entitled to handpick his successor. The NACD has noted a dramatic shift, when it comes to CEO succession planning, in the balance of power from CEOs to boards.

Despite this, Citigroup argued, and the Staff concurred, that CEO succession planning was a "core management function[]" that "fall[s] squarely within management's day-to-day operation of the Company." The Fund's Proposal raises for the first time which view should prevail; i.e., is CEO succession planning exclusively a management concern or one for which the board must be involved and accountable to shareholders.

Our review of the no-action precedent reveals that this issue has not been confronted by the SEC or its Staff, except in regard to substantially-similar proposals filed very recently in which the Staff has relied on 14a-8(i)(7) to exclude them.[1] Besides these proposals, the only precedent appears to be found in *Lesco, Inc.* (March 20, 2001). In *Lesco*, the proponent requested that

> [T]he Board of Directors take the necessary steps to immediately have the independent directors take responsibility for CEO succession by creating a separate committee of independent directors . . . specifically dedicated to succession planning and the internal development of promising executives as a part of the Company's short and long term strategy.

The Company unsuccessfully challenged the proposal on 14a-8(i)(3) and (i)(10) grounds. While finding that a couple of sentences of the supporting statement should be revised, the Staff did not concur that the proposal was excludable either as false and

[1] We note that Laborers' funds have filed a substantially-similar proposal at several companies in the past year and that those have been allowed to be excluded under Rule 14a-8(i)(7). The no-action decisions contain virtually no discussion or reasoning and so we believe that they do not represent useful precedent or preclude our Fund from now seeking review of the Staff's exclusion of the Proposal in the instant case.

misleading or on substantial-implementation grounds. The proposal was not challenged as a matter of ordinary business under 14a-8(i)(7).

Further, a review of the no-action cases cited by Citigroup reveals that the proposals at issue in them did not involve CEO succession planning, but rather individual proponent's attempts to micromanage the companies and oust CEOs with whom they had problems. In *Walt Disney Company* (Dec. 16, 2002) the proposal provided:

> **Proposal:** (a) That Mr. Michael Eisner and his management team, be removed from the corporation employment, terminating their contracts, due to what has the appearance of inefficiency and mismanagement, resulting in severe diminution of the value of the shares held by the shareholders of the Company; and/or (b) to accept an offer of services of Robert Grochow, without cost to the shareholders, for a minimum of one year, to serve as the Company's Chief Executive Officer, or in another similarly designated capacity, with the goal of re-enervating the corporation to it's previous prestigious position within the corporate community.

In *Wachovia Corporation* (Feb. 17, 2002) the proposal stated:

> Recently Mark Haines, the host of CNBC's *Squawk Box*, described First Union as "the poster child for mismanaged bank mergers". The Shareholders have suffered financially from this mismanagement by experiencing the price of a share falling by half over the last several years as well as the dividend being cut in half by the Executive Officers and the Board of Directors. The falling stock price and reduction of the dividend are not the result of current market conditions but rather the result of gross corporate mismanagement. The Board of Directors has failed to protect the interest of the Shareholders.
>
> It is time to share the pain created by this mismanagement team. Effective immediately, the total compensation package for the individual Executive Officers and the Board of Directors is to be cut in half. This is to remain in effect until the dividend regains the year 2000 level of $1.92 per share for a minimum of one year. Also, the Board of Directors are instructed to seek and hire a competent CEO within a six-month period. Ken Thompson has demonstrated that he is unable to perform his duties and responsibilities of safeguarding and growing the financial interest of the shareholder.
>
> First Union has the potential to be the premier financial institution in the United States. Potential is only a dream without an adequate management team leader.

In *Merrill Lynch* (Feb. 8, 2002) the proposal provided:

> I, ANNE MARIE KEARNEY, A MERRILL LYNCH STOCKHOLDER WISH TO SUBMIT THE FOLLOWING PROPOSAL TO BE INCLUDED IN THE 2002 MERRILL LYNCH PROXY STATEMENT.

> MANY STOCKHOLDERS ARE AWARE OF THE GENDER DISCRIMINATION CLASS ACTION LAWSUIT AGAINST MERRILL LYNCH. THIS CASE HAS BEEN IN LITIGATION SINCE 1996 AND CONTINUES TO BE UNSETTLED.
>
> THE DISCRIMINATION TOOK PLACE WHILE DAVID KOMANSKY WAS C.E.O. AND CONTINUES DURING HIS WATCH.
>
> AT LAST YEAR'S STOCKHOLDER'S MEETING WHEN ASKED WHY HE HAS SPENT OVER THREE HUNDRED MILLION DOLLARS PLUS FOR THIS CLASS ACTION, HE FELT THAT IT WAS AND INSIGNIFICANT AMOUNT TO MERRILL LYNCH'S BOTTOM LINE. ANOTHER YEAR HAS GONE BY AND THE LAW SUIT CONTINUES.
>
> ANY C.E.O. WHO ALLOWS WHO DISCRIMINATION AND THEN ALLOWS THE LAWSUIT TO CONTINUE FOR FIVE PLUS YEARS, AND THE COSTS TO ESCALATE TO HUNDREDS OF MILLIONS OF DOLLARS SHOULD NOT BE C.E.O. HE IS NOT WATCHING OUT FOR THE STOCKHOLDER'S INTEREST.
>
> I SUBMIT THAT THE STOCKHOLDERS REQUEST MR. KOMANSKY'S RESIGNATION AS WELL AS FORGO ANY GOLDEN PARACHUTE FOR ALLOWING THIS SITUATION TO ESCALATE.

And in *U.S. Bancorp* (Feb. 27, 2000) the proposal provided:

> The officers and board of directors shall be removed from office for the following reasons.
>
> a) the officers and directors have been derelict in their responsibilities by supporting the use of customer names without said customers [sic] authority. Said action has caused the Company harm by virtue of incurring fines totaling $ 3 million; plus loss of potential business due to lack of confidence in the Company. This action has reduced earings [sic] and shareholder value.
>
> b) The officers and and [sic] directors have not addressed the concerns of shareholders in this matter by not taking any actions to respond to correspondence and to remedy the problems.

All of these no-action decisions appeared to be proposals addressing some personal grievances the proponent had with a company for which they sought to remove the CEO. Contrast them with the Fund's Proposal, which requests that the board adopt best practices regarding CEO succession planning and then report to shareholders in a manner it determines is appropriate. The SEC and its Staff have yet to address this issue and during such momentous times shareholders are entitled to hold boards of directors accountable in this regard.

Precedent Exists for Finding Matters that May Once Have Been Considered Ordinary Business to Be Transformed Into Appropriate Topics for Shareholder Consideration

The Staff's No-Action Letter position that the Proposal may be omitted under Rule 14a-8(i)(7) as "relating to ordinary business operations (i.e., the termination, hiring or promotion of employees)" is contrary to the long line of Commission pronouncements and Staff no-action decisions in which "ordinary business" objections have been rejected when an issue is a "significant policy issue" and the subject of "widespread debate." Since at least 1976 the Commission has stated that shareholder proposals concerning matters with "significant policy, economic or other implications" should not be excluded as ordinary business. Adoption of Amendments Relating to Proposals by Security Holders, Release No. 12999 (Nov. 22, 1976). This policy is consistent with logic and the underlying purpose of Rule 14a-8(i)(7), which is to allow companies that satisfy their burden of persuasion to exclude proposals relating to "business matters that are mundane in nature and do not involve any substantive policy or other considerations." Id.

In *Pacific Telesis Group* (February 2, 1989) the Company sought no-action relief to exclude a proposal that the Company study the impact on communities of the closing or consolidation of Company facilities. The Staff rejected the Company's request, recognizing that its previous practice of allowing plant closing shareholder proposals to be omitted was no longer justified in light of developments. The Staff stated:

> In light of recent developments, including heightened state and federal interest in the social and economic implications of plant closing and relocation [*26] decisions, the staff has reconsidered its position with respect to the applicability of Rule 14a8(c)(7) to proposals dealing generally with the broad social and economic impact of plant closings or relocations. It is the Division's view that such proposals, including the one that is the subject of the Company's letter, involve substantial corporate policy considerations that go beyond the conduct of the Company's ordinary business operations.

In essence, the Staff recognized that it could no longer allow companies to prevent shareholders from expressing their thoughts on an issue that had broad social and economic impact and was attracting both state and federal attention.

In *TransAmerica Corp.* (January 10, 1990), the Company requested no-action relief to exclude a proposal that the board of directors adopt a policy prohibiting the Company from making compensation payments to its directors, officers or employees contingent on a merger or acquisition (golden parachute payments). The Staff acknowledged that its existing position at that time was that golden parachute payments were a matter relating to the conduct of a registrant's ordinary business operations and excludable under Rule 14a-8(c)(7). It then noted that it was reversing its position to reflect the increasing significance of the issue:

> At the same time, public debate concerning potential anti-takeover, tax and legal implications of golden parachute arrangements reflects that such contingent arrangements increasingly are seen as raising significant policy issues. In light of the foregoing developments, the staff believes that the proposal at issue is directed primarily to such payments instead of to ordinary compensation arrangements. Accordingly, the staff does not believe that the company may rely on rule 14a8(c)(7) to omit the proposal from its proxy materials.

The Staff's willingness to limit companies' ability to use Rule 14a-8(c)(7) to exclude matters raising significant policy issues was demonstrated again in *Aetna Life and Casualty Company* (February 13, 1992). The proposal at issue in Aetna sought to modify director fees based on their attendance at board meetings. As it had in the past, in Aetna the Staff acknowledged that widespread public debate on the topic was leading it to limit further a company's ability to omit a shareholder proposal as relating to ordinary business. The Staff stated:

> Compensation of directors would appear particularly within the prerogative of shareholders to oversee. Moreover, in view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to director compensation no longer can be considered matters relating to a registrant's ordinary business. (emphasis added)

Thus, Aetna demonstrated once again the Staff's willingness to recognize that matters once considered ordinary business in fact raised significant policy issues on which all shareholders should have the right to express their thoughts by voting on shareholder proposals addressing these matters.

In *Reebok* (March 16, 1992) the Staff further limited Rule 14a-8(c)(7) when it denied Reebok's request for no-action relief to exclude a proposal asking the company to establish an independent Compensation Committee. The Staff stated:

> The Division is unable to concur in your view that the proposal may be excluded under Rule 14a-8(c)(7). That provision permits the omission of a proposal that 'deals [*29] with a matter relating to the conduct of the ordinary business operations of the registrant.' In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.

These no-action decisions reflect the Staff's recognition that widespread public debate over an issue, as well as state and federal interest in certain issues, make these issues appropriate for shareholder consideration via the shareholder proposal process, regardless of prior no-action decisions that these issues might have once been considered matters of ordinary business.

In 1998 the Commission issued the "Final Rule: Amendments to Rules on Shareholder Proposals," 17 CRF Part 240, Release No. 34-40018, which reversed the Cracker Barrel no-action letter concerning the Division's approach to employment-related shareholder proposals raising social policy issues. The Commission stated:

> In applying the 'ordinary business' exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible, given the inherent complexity of the task. From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings,[] the manufacture of tobacco products,[] executive compensation,[] and golden parachutes.[]
>
> We believe that reversal of the Division's Cracker Barrel no-action letter, which the Commission had subsequently affirmed,[] is warranted. Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate.[] In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among, shareholders in having [*31] an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues. (footnotes omitted) (emphasis added)

In the Final Rule on shareholder proposals one sees the full Commission recognizing that shareholders should have the right to express themselves on significant policy issues, whether they be matters of social policy or such significant issues as plant closings, executive compensation, or golden parachutes.

Continuing on since the Cracker Barrel reversal, the Staff's consistent willingness to recognize that once "ordinary business matters" over time become significant policy issues generating widespread public debate -- thus making 14a-8(i)(7) no-action relief inappropriate -- has continued without interruption. See, e.g., *General DataComm Industries, Inc.* (December 9, 1998) ("In view of the widespread public debate concerning option repricing and the increasing recognition that this issue raises significant policy issues, it is our view that proposals relating to option repricing no longer can be considered matters relating to a registrant's ordinary business."); *International Business Machines Corp.* (February 16, 2000) ("In view of the widespread public debate concerning the conversion from traditional defined benefit pension plans to cash-balance plans and the increasing recognition that this issue raises significant social and corporate policy issues, it is our view that proposals relating to the conversion from traditional defined benefit pension plans to cash-balance plans cannot be considered matters relating to a registrant's ordinary business operations."); *National Semiconductor Corporation* (Dec. 6, 2002) "After further consideration of the issues by the Division, as directed by the Commission, the Division does not concur in National Semiconductor's view that the United Brotherhood of Carpenters Pension Fund's proposal related to ordinary business matters and, in the future, we will not treat shareholder proposals requesting the expensing of stock options as relating to ordinary business matters.")

Conclusion

As demonstrated above, the issue of CEO succession planning satisfies the requirements of Section 202.1(d) of the SEC Rules of Practice, which states that the Commission may review issues "which involve matters of substantial importance and where the issues are novel or highly complex." We respectfully submit that today more than ever the issue of CEO succession planning cannot be considered a matter of ordinary business on which shareholders have no right to be heard.

Shareholders have the right to expect that their boards of directors have a thoughtful process in place regarding CEO succession planning. We respectfully request that the Division of Corporation Finance submit the Staff decision to the full Commission for review.

Sincerely,

Dan Koeppel
Executive Director

c: Shelley Dropkin, Esq.
Jennifer O'Dell

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 3, 2009

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Re: Citigroup Inc.
Incoming letter received December 19, 2008

Dear Ms. Dropkin:

This is in response to your letter received on December 19, 2008 concerning the shareholder proposal submitted to Citi by the Central Laborers' Pension Fund. We also have received a letter from the proponent dated January 29, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Dan Koeppel
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

February 3, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter received December 19, 2008

The proposal requests that the board of directors initiate the appropriate process to amend Citi's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

There appears to be some basis for your view that Citi may exclude the proposal under rule 14a-8(i)(7), as relating to Citi's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Citi omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Dropkin, Shelley J [dropkins@citi.com]
Sent: Friday, December 19, 2008 4:49 PM
To: shareholderproposals
Subject: SEC No-Action Petition for (C) - Central Laborers' Pension, Welfare & Annuity Funds
Attachments: Scan001.PDF

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are the stockholder proposal and supporting statement (the "Proposal") submitted by Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on or about April 21, 2009 (the "Proxy Materials"). Also enclosed for filing is a copy of a statement, including relevant exhibits, outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rules 14a-8(i)(7).

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue, 2nd floor
New York, NY 10022
Fax: 212 793 7600
Phone: 212 793 7396

<<Scan001.PDF>>

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

January 29, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Citigroup, Inc.'s Request for No-Action Advice Concerning the Central Laborers' Pension, Welfare & Annuity Funds' Shareholder Proposal

Dear Sir or Madam:

The Central Laborers' Pension, Welfare & Annuity Funds ("Fund") hereby submits this letter in reply to Citigroup, Inc.'s ("Citigroup" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Matter of Succession Planning is Not a Matter of Ordinary Business and thus the Company Fails to Satisfy its Burden under Rule 14a-8(i)(7).

The Company's states that the Proposal may be excluded because the Proposal pertains to matters of Citigroup's ordinary business operations. The Company's argument misconstrues the ordinary business exclusion and should be rejected.

The Company notes that

> '**certain tasks are so fundamental to management's ability to run a company on a day-to-day basis** that they could not, as a practical matter, be subject to direct shareholder oversight.' Examples cited by the Commission included the 'management of the workforce, such as the hiring, promotion, and termination of employees....'
>
> The second consideration underlying the policy of the ordinary business exception is the 'degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon

> which shareholders, as a group, would not be in a position to make an informed judgment.' (emphasis added)

Succession planning is not fundamental to management's ability to run the company

The first prong of the ordinary business analysis requires determining whether the Fund's proposal relates to a subject fundamental to ***management's*** ability to run the company on a day-to-day basis. The Proposal does not; it relates to a core function of the board of directors, as the Company recognizes.

Succession planning is a function of the board of directors. The Company notes:

> Ensuring that a corporation is prepared for the planned or unplanned departure of its CEO is fundamental duty of the Board of Directors, because the role of the CEO is critical to the success of a corporation's day-to-day business operations, as well as its long-term business strategy.

The Company's Corporate Governance Principles provide in pertinent part:

> **Succession Planning** The Nomination and Governance Committee, or a subcommittee thereof, shall make an annual report to the Board on succession planning. The entire Board shall work with the Nomination and Governance Committee, or a subcommittee thereof, to nominate and evaluate potential successors to the CEO.

The essence of the Proposal is the Fund's request

> [T]hat the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including . . .
>
> - The Board of Directors will review the plan annually;
> - The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use formal assessment process to evaluate candidates;
> - The Board will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan to shareholders.

For the Company to prevail in its request for no-action relief, the Staff would have to conclude that succession planning is effectively a management function. Yet it is difficult to conceive of an issue less within management's exclusive purview than succession planning. Shareholders elect directors to oversee management and the company and protect shareholders' interests.

Perhaps the most important duty directors have is to select proper management. Certainly shareholders have the right to request that the board inform shareholders of the manner in which it is fulfilling one of its key functions, that of succession planning. This is evidenced, in part, by the fact that thirteen companies have recently adopted this succession planning proposal, including Advanced Auto Parts, Altria, Cheesecake Factory, Krispy Kreme, Limited Brands, Robert Half International, Starbucks and Tim Hortons.

We also note that the Staff has consistently and appropriately ruled that shareholders have the right to submit shareholder proposals related to the compensation of senior executives. By the same token, we submit that shareholders should have the right to submit proposals concerning the Board's succession plans for senior executives.

Our Proposal is not an inappropriate attempt to micro-manage the Company.

The second prong of the ordinary business exclusion requires a persuasive demonstration by the Company that the Proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Proposal does not do so. Rather, it requests in a straight-forward and reasoned fashion that the Board of Directors amend its corporate governance principles by adopting a written and detailed succession planning policy and then provide disclosure to shareholders.

Such a request certainly seems reasonable at a company that has had a recent transition in a new CEO. As the Company's 2008 proxy statement notes, Vikram S. Pandit has served as Chief Executive Officer since December, 2007. The Proposal does not seek to control or even influence the Company's succession planning beyond requesting that the Board consider certain best practices and then report to shareholders. Such is precisely the purpose of shareholder proposals and the Company should not be allowed to avoid placing the matter before them. Given the critically-important nature of succession planning, shareholders deserve no less.

The Proposal appropriately addresses the Board's role in succession planning and for this reason the Company's request for no-action relief should be denied.

For all these reasons we believe the company has failed to satisfy its burdens of persuasion under Rules 14a-8(i)(7) and its request for no-action relief should be denied. Should you have any further questions, please contact Ms. Jennifer O'Dell at (202) 942-2359 or via email at jodell@liuna.org.

Sincerely,

Dan Koeppel
Executive Director

c: Jennifer O'Dell

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by <u>Central Laborers' Pension, Welfare & Annuity Funds</u>

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are the stockholder proposal and supporting statement (the "Proposal") submitted by Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on or about April 21, 2009 (the "Proxy Materials"). Also enclosed for filing is a copy of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rules 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a proposal may be omitted if "it deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 13, 2009.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Richard Metcalf, LIUNA
Jennifer O'Dell, LIUNA

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2009 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 21, 2009.

The Proposal provides as follows:

That the shareholders of Citigroup Inc. ("Company") request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed CEO succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

The Company believes that the Proposal may be omitted from the 2009 proxy materials pursuant to Rule 14a-8(i) (7) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) BECAUSE IT REQUESTS THAT THE COMPANY ADOPT AND DISCLOSE A CEO SUCCESSION PLANNING POLICY, MATTERS THAT RELATE TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

The Proposal requests that the Board of Directors adopt a CEO succession planning policy with specific enumerated features. In addition, the Proposal mandates disclosure of the policy as well as a report to stockholders on the Company's succession plan. These matters are core management functions that fall squarely within management's day-to-day operation of the Company.

CEO succession planning is an ordinary business matter.

In Exchange Act Release No. 34-40018 (the "1998 Release"), the Commission identified two central considerations underlying the ordinary business exclusion. The first is that: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. An example is the management of the workforce, such as the "hiring, promotion and termination of employees." The second consideration involves the degree to which the proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Decisions related to the termination, promotion and hiring of employees and disclosures pertaining thereto are core management functions that fall squarely within the Company's ordinary business operations.

Ensuring that a corporation is prepared for the planned or unplanned departure of its CEO is a fundamental duty of the Board of Directors, because the role of the CEO is critical to the success of a corporation's day-to-day business operations, as well as its long-term business strategy. As such, development of a succession plan is a matter of internal business planning and policy.

The Staff of the Division of Corporate Finance of the SEC ("Staff") has consistently deemed inappropriate for shareholder consideration under Rule 14a-8(i)(7) decisions relating to the hiring, promotion or termination of executive officers because such decisions fall squarely within a company's ordinary business operations. In Whole Foods Market, Inc. (avail. November 25, 2008), Merrill Lynch & Co., Inc. (avail. February 12, 2008), Verizon Communications, Inc. (avail. February 12, 2008) and Bank of America Corp. (avail. Jan. 4, 2008), the Staff found that a shareholder proposal recommending that the board of directors "adopt and disclose a written and detailed succession planning policy" that included, among other features, a "CEO succession planning process" was excludable under Rule 14a-8(i)(7) because it related to "ordinary business operations (i.e. the termination, hiring, or promotion of employees)."

In addition, the hiring and retention of employees are routine matters normally left to the day-to-day managers of a corporation. In accordance with that view, the Staff has consistently determined that shareholder proposals relating to employment are properly excludable from proxy materials. See, e.g. Walt Disney Company (avail. December 16, 2002), where the Staff concluded that a proposal to recommend and request that the board of directors consider removing the chief executive officer from the company's employment and terminating his contract was excludable under Rule 14a-8(i)(7) as it related to the termination, hiring or promotion of employees; Wachovia Corporation (avail. February 17, 2002), where the Staff concluded that a proposal requesting that the board of directors seek and hire a competent CEO may be excluded as ordinary business as it related to the termination, hiring or promotion of employees; Merrill Lynch (avail. February 8, 2002), where the Staff determined that a shareholder proposal requesting the chief executive officer's resignation may be excluded pursuant to Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees; and U.S. Bancorp (avail. February 27, 2000) where the Staff held that a shareholder proposal to remove the officers and directors from office may be excluded under Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees.

The purpose of succession plan is to minimize disruption in the operations of a company in the event of the retirement, resignation, termination, death or temporary or permanent disability of its CEO, by enabling the Board of Directors to identify and plan for the development of potential candidates for the position of CEO. The Company's Board of Directors has the intimate knowledge of the Company's operations, strategic business plans, legal and regulatory requirements and human resource policies that is necessary to formulate such a plan. It would be in appropriate for the Company's stockholders to scrutinize the Board's practices regarding CEO succession because they do not have, individually or collectively, the necessary information to make an informed judgment. The Staff has consistently determined that proposals that seek to micro-manage or monitor the Board of Directors' oversight of internal management processes and policies may be excluded pursuant to Rule 14a-8(i)(7). See, e.g., Verizon Communications Inc. (avail. February 23, 2007) (proposal requesting board to form a corporate responsibility committee); The AES Corporation (avail. January 9, 2007) (proposal requesting board to create an ethics oversight committee); H.R. Block, Inc. (avail. May 4, 2006) (proposal requesting special board committee to review sales practices and allegations of fraudulent marketing); and Halliburton Company (avail. March 10, 2006) (proposal requesting report on policies and procedures adopted to reduce certain violations and investigations).

Decisions regarding disclosure are core management functions

The Securities and Exchange Commission ("Commission") promulgates rules governing the appropriate disclosure required to be provided by companies in order to allow stockholders and potential investors to evaluate an investment in the company based on ample and relevant information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requests that the Company disclose "a written and detailed succession policy" and produce a report on its succession plan. This information is highly confidential and sensitive and relates solely to the conduct of the Company's ordinary business operations. There are no rules or regulations requiring disclosure of this information and its disclosure may have an anti-competitive effect on the Company. As such, decisions as to what constitutes appropriate disclosure with respect to CEO succession relate to the Company's ordinary business operations.

The complex decisions that are made and policies that are crafted concerning succession planning involve sensitive and confidential information that should not be shared with the stockholders or the public at large. The Proponent expressly requests that the Company address "the Company's business strategy" in its disclosure of its succession policy. Competitors would therefore be in a better position to assess the Company's long-term strategic objectives and plans, prepare counter strategies and thereby gain an advantage over the Company. Indeed, the Proposal specifically requests that the Company's Board of Directors begin "non-emergency CEO succession planning at least 3 years before an expected transition." Specific information about such plans appearing in the annual report requested by the Proposal would further provide rival companies with strategic information regarding the approximate timing of a change in management. Releasing succession planning information, through both general policy disclosure and annual reports as requested by the Proponent, could also serve to impede the Company's recruiting and retention efforts of upper-management.

In Peregrine Pharmaceuticals, Inc. (July 28, 2006), the Staff declined to recommend enforcement action against a company that omitted a proposal requesting it to post on its website monthly statistics regarding its clinical trials. See also AmerInst Insurance Group, Ltd. (April 14, 2005) (proposal requesting a company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items of Operating and Management expenses omitted under Rule 14a-8(i)(7)).

Decisions as to disclosure are ordinary business decisions to be handled by management of a company and should not be micro-managed by stockholders. The Proposal, in imposing additional disclosure requirements, seeks to inappropriately micromanage a core business function of the Company.

The policy seeks to govern business conduct involving internal policies

The Proposal, by requesting the adoption of an internal policy on CEO succession planning, seeks to govern the Company's business conduct in the area of its relationships with employees. The policy would also require additional disclosures. All of these matters are internal operations and decision-making with respect to these matters are core management functions.

The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies, customer relations and legal compliance programs may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., H&R Block Inc. (avail. August 1, 2006) (proposal sought implementation of legal compliance program with respect to lending policies); Bank of America Corporation (avail. March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); Deere & Company (avail. November 30, 2000) (proposal relating to creation of shareholder committee to review customer satisfaction); CVS Corporation (avail. February 1, 2000) (proposal sought report on a wide range of corporate programs and policies); Associates First Capital Corporation (avail. February 23, 1999) (proposal requested that Board monitor and report on legal compliance of lending practices); Chrysler Corp. (avail. February 18, 1998) (proposal requesting that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); and Citicorp (avail. January 9, 1998) (proposal sought to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities).

The adoption of the policy requested by the Proposal would infringe improperly on management's ability to oversee business practices. The Proposal, in requiring adoption of an internal policy that would govern CEO succession planning seeks to inappropriately micromanage a core business function of the Company.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax (212) 793-5300

November 6, 2008

Mr. Michael Helfer
General Counsel and Corproate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY10043

Dear Mr. Helfer,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Citigroup. Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 43,984 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

c: Jennifer O'Del
Enclosure

Resolved: That the shareholders of Citigroup, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006).* The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.

usbank.
Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166
314 418-0388
314 418-2520 fax

RECEIVED
NOV 10 2008
MICHAEL HELFER

RECEIVED
SHELLEY DROPKIN

Sent Via Fax (212) 793-5300

November 7, 2008

Mr. Michael Helfer
General Counsel and Corporate Secretary
Citigroup, Inc.
399 Park Avenue
New York, NY 10043

Dear Mr. Helfer:

U.S. Bank holds 43,984 shares of Citigroup, Inc. common stock beneficially for Central Laborers' Pension Fund the proponent of a shareholder proposal submitted to Citigroup, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Central Laborers' Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard

Rebecca Hassard
Account Manager

This to Dropkin
copy file
2009 annual meeting

MICHAEL S. HELFER
General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10022
212-559-5152
11/13/08

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
[illegible] Floor
New York, NY 10022

T [illegible]
F [illegible]
[illegible]@citi.com

VIA UPS

November 14, 2008

Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
201 N. Main Street
Jacksonville, IL 62651
Attention: Barry McAnarney

Dear Mr. McAnarney:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by Central Laborers' Pension, Welfare & Annuity Funds for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Cc: Jennifer O'Dell
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, N.W.
Washington D.C. 20006